(212) 318-6859
markschonberger@paulhastings.com

December 8, 2008	23062.68339
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Tom Kluck, Legal Branch Chief

Re:	Lexington Realty Trust Registration Statement on Form S-4 Filed November 24, 2008 File No. 333-1555634
Dear Mr. Kluck:
     This letter follows up on our telephone conversation in which you provided some additional comments and requested changes to the revisions submitted this morning in our letter of December 8, 2008.
     As we discussed, I will call Stacie Gorman to confirm whether the enclosed revisions fully address the Staff’s comments. If so, we will file a formal pre-effective Amendment No. 1 to Lexington Trust’s Registration Statement on Form S-4 filed November 24, 2008 (the “Registration Statement”) as well as our correspondence with the Staff and seek accelerated effectiveness so that we can meet the special meeting timetable. Please note that in order to quickly get these revised materials to you, we are sending you the hand mark-up that we are simultaneously send to the printer.
     Capitalized terms used herein and not otherwise defined have the meanings specified in the Registration Statement, as applicable. Page references are to the applicable pages in the Registration Statement.

Securities and Exchange Commission
December 8, 2008

     1. Updating of Business and other information. After speaking with Lexington Trust, we realized that all material updated business information has been included in the most recent Form 10-Qs. Therefore, we have included additional cross-references in the chart on page 11 to reflect where that information may be found. We have also added a significant shareholder table for Lexington Trust on page 48.
     2. Additional cross-references to information required by Items 14 and 17 of Form S-4. Please see the attached changes to page 11 which add additional specific cross-references to information in the annexed proxy statement (i.e. executive compensation, related party transactions, etc.) as well as dividend and distribution information (which is also already set forth in the proxy/prospectus on page 6).
     As previously noted, we greatly appreciate the Staff’s efforts to help us meet our accelerated timetable. We will again follow-up by telephone with the Staff shortly and would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.
Sincerely,
/s/Mark Schonberger
Mark Schonberger

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Stacie D. Gorman
Keith Pisani
T. Wilson Eglin, Chief Executive Officer, Lexington Realty Trust
Patrick Carroll, Chief Financial Officer, Lexington Realty Trust
Joseph Bonventre, Esq., General Counsel, Lexington Realty Trust
Attachments